Exhibit 8.1

SUBSIDIARIES OF THE COMPANY

Name of	Jurisdiction of	Name under which it
Subsidiary	Incorporation	does business
Global Environmental
Energy Corp.	Delaware	Same

Sahara Petroleum
Exploration Corp.	Bahamas	Same

Biosphere Development Corp.	Bahamas	Same